SIMPSON THACHER & BARTLETT LLP




Via EDGAR

                                                              January 11, 2005

Securities and Exchange Commission
Filing Desk
450 Fifth Avenue, N.W.
Washington, D.C.  20549

Re:     Embotelladora Andina S.A.
        Commission File Number:  33-80138
        Report on Form 6-K

Ladies and Gentlemen:

             On behalf of Embotelladora Andina S.A. (the "Company"), we are transmitting herewith via EDGAR for filing pursuant to the requirements of the U.S. Securities Exchange Act of 1934, material information pertaining to the announcement of the designation of the Division of Administration and Finance current manager, Mr. Herman Vasquez Rovira, as substitute of the current General Manager, Mr. Renato Ramirez Fernandez, while the latter is on vacation.

             If we can be of any further assistance, please do not hesitate to contact either David L. Williams (212-455-7433) or Jaime Mercado (212-455-3066) of this office.


                               Very truly yours,
                               /s/ Simpson Thacher & Bartlett LLP
                               SIMPSON THACHER & BARTLETT LLP

                            Washington, D.C. 20549




                                   FORM 6-K


                           REPORT OF FOREIGN ISSUER
                     PURSUANT TO RULE 13a-16 OR 15b-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934


                             For January 11, 2005



                         Andina Bottling Company, Inc.
                (Translation of registrant's name into English)


                           Avenida Andres Bello 2687
                              Piso 20, Las Condes
                                   Santiago
                                     Chile
                   (Address of principal executive offices)

                           Form 20-F X_ Form 40-F ___



             Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.



                                 Yes___ No X_

                 ANDINA BOTTLING COMPANY, INC. (THE "COMPANY")
                              REPORT ON FORM 6-K

TABLE OF CONTENTS

Material Event as filed with the Chilean Securities Commission regarding the fact that the Company's General Manager Mr. Renato Ramirez Fernandez will be absent from the company on vacation, from January 10 through January 14 and from February 1 through February 11, 2005.

                                MATERIAL EVENT



CORPORATE NAME             :       EMBOTELLADORA ANDINA S.A.

SECURITIES REGISTRY        :       00124

TAXPAYER I.D.              :       91.144.000-8

    ----------------------------------------------------------------------

The following Material Event is reported by Embotelladora Andina S.A. ("Andina") by virtue of the stipulations in Article 9 and subparagraphs 2 of
Article 10 of Law 18,045, and the provisions in Section II, paragraph 1 B of General Rule No. 30 of the Superintendency of Securities and Insurance:


From the 10th to the 14th of January 2005, and from the 1st to the 11th of February 2005, the General Manager, Mr. Renato Ramirez Fernandez, will be absent from the company in order to take his legally allowed vacation. During his absence, the Board of Directors has agreed that the current Manager of the Division of Administration and Finance, Mr. Herman Vasquez Rovira, will act as substitute General Manager during this period.



Santiago, January 7, 2005



Pedro Pellegrini Ripamonti

Corporate Legal Manager

Embotelladora Andina S.A.

EMBOTELLADORA ANDINA S.A.





                                  SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Santiago, Chile.





                                           EMBOTELLADORA ANDINA S.A.

                                           By: /s/ Osvaldo Garay
                                               -----------------
                                               Osvaldo Garay
                                               Chief Financial Officer


Dated: January 11, 2005